Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Series Portfolios Trust
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May [  ], 2018

VIA EDGAR TRANSMISSION

Ms. Kimberly Browning
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington D.C. 20549

Re:	Series Portfolios Trust (the “Trust”)
File Nos. 333-206240 and 811-23084
Equable Shares Small Cap Fund Series 1 (S000061416)
Equable Shares Small Cap Fund Series 2 (S000061417)

Dear Ms. Browning:

We are responding to comments received from the U.S. Securities and Exchange Commission’s (the “SEC”) Division of Investment Management staff (the “Staff”) on April 17, 2018, via telephone, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 39 to its registration statement. PEA No. 39 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”) on Form N-1A on March 2, 2018, for the purpose of registering two new series of the Trust, the Equable Shares Small Cap Fund Series 1 and Equable Shares Small Cap Fund Series 2 (each a “Fund”, and together, the “Funds”). A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA No. 39.

For your convenience, the Staff’s comments have been reproduced in bold typeface immediately followed by the Trust’s responses.

Prospectus – General Comments

1.
Staff Comment: Please ensure the disclosures in the Prospectus and Statement of Additional Information (“SAI”), including revisions made pursuant to the Staff’s comments conform to the Plain English requirements of Rule 421(d) under the Securities, and that defined terms are clearly defined at the point of first use with capitalization, and used consistently thereafter. Please also ensure the disclosures in the Prospectus and SAI conform to the guidance issued by the Staff in IM Guidance Update No. 2014-08 to ensure they provide investors with clear and concise, user-friendly disclosure, and avoiding complex, technical and duplicative disclosures. Also ensure the Summary Section for the second Fund presented does not integrate information or defined terminology from the first Fund’s Summary Section (such as defined terms), per General Instruction C(3)(c)(iii) of Form N-1A.

Response: The Trust responds by making the requested revisions.

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

2.
Staff Comment: Please provide further clarification to the Staff of why it is necessary to have two funds with identical investment strategies, and ensure disclosure in the Prospectus also makes this purpose clear to investors.

Response: The Trust responds by explaining supplementally that each Fund will employ an investment strategy that has the Fund write call options at certain time periods. The periods that each Fund will write call options are expected to be different and as a result, the performance results of the two Funds will be different. At this time, the Funds’ adviser expects to open a given Fund to new investors for a reasonably short period near the call writing activity to limit the dilution of call premium for Fund shareholders. Accordingly, having more than one Fund will allow investors more opportunities to purchase the investment strategy and will allow investors to benefit from different market.  The Funds are expected open for purchase at alternating times so as to allow investors with a greater number of opportunities throughout each year to invest in the strategy.

The Trust responds further by revising applicable disclosure in the prospectus to read as follows:

“Each Fund’s shares are expected to be offered for purchase periodically based on the duration of the options it writes, which is currently six months. When a Fund closes to new purchases, it is not expected to open again until the expiration of the options written, unless the Adviser determines otherwise. Shareholders of a Fund will be provided advance written notice when a Fund will be available for purchase. Currently, two series of Equable Shares™ Funds are offered, with identical investment objectives and strategies. The purpose of offering separate Funds with identical investment strategies is to provide investors with more frequent opportunities to purchase shares, currently approximately every three months, as the Funds will open for purchase at alternating times. The Adviser reserves the right to close the Funds to new investments at any time.”

3.
Staff Comment: The Staff finds the discussion of the Funds’ “targeted outcome” approach to be misleading in the context of the covered call strategy.  Please consider removing the “targeted outcome” approach entirely, or alternatively, revise to clarify how the Funds’ covered call investment strategies as described provide investors with a targeted outcome.

Response: The Trust responds by removing the “targeted outcome” approach and related disclosures entirely.

Prospectus – Summary Sections – Fees and Expenses of the Fund

4.
Staff Comment: Please confirm the “Other Expenses” in the Fees and Expenses of the Fund table in the Summary Section for each Fund includes a good faith estimate of dividends and interest related to short positions.

Response: The Trust responds by confirming supplementally that the use of index-based options contemplated by the Funds’ investment strategy does not result in such expenses.

5.
Staff Comment: With respect to footnote 2 to the Fees and Expenses of the Fund table in each Fund’s Summary Section, please confirm the “then current term” referred to in the footnote refers to the contractual term of the expense limitation agreement in 2020, as stated in the footnote.

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Response: The Trust responds by confirming supplementally that the “then current term” referred to in the footnote refers to the contractual term of the expense limitation agreement that will expire on May 16, 2020.

Prospectus – Summary Sections – Principal Investment Strategies

6.
Staff Comment: Please clarify all investments that will be included in each Fund’s 80% basket of securities that consist of equity securities of small-capitalization companies, avoiding generalization, and confirm whether the Funds will have a 20% basket that consists of investments other than equity securities of small-capitalization companies.  Please also indicate any derivatives that will be included in the 80% basket of equity securities of small-capitalization companies.

Response: The Trust responds by revising the applicable disclosure to read as follows:

“Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities of small capitalization issuers. The Fund expects to invest in shares of one or more exchange-traded funds (“ETFs”) that invest in securities of small capitalization issuers to efficiently achieve exposure to the securities that comprise the Index. The Fund will “look through” to the underlying securities held by an ETF for purposes of the Fund’s policy of investing at least 80% of its net assets in securities of small capitalization issuers. The Fund may alternatively invest directly in equity securities of U.S. small capitalization issuers, such as common stocks. If the Fund does so, the Adviser will select investments in equity securities of small capitalization issuers in order to achieve an investment portfolio for the Fund that is representative of the securities that comprise the Index.”

The Trust responds further by adding the following disclosure with respect to the Funds’ 20% basket:

“The Fund may temporarily invest up to 20% of its net assets in cash or money market funds for temporary investment purposes or to meet redemption requests.”

7.
Staff Comment: With respect to the statement that each Fund “reserves the right to invest directly in equity securities of U.S. small capitalization issuers, such as common stocks, in order to achieve an investment portfolio for the Fund that is representative of the securities that comprise the Index,” please revise to remove “reserves the right” and avoid the use of generalized terminology, including “in general,” or “typically,” and state with specificity the instruments the Funds will invest in.

Response: The Trust responds by making the requested revisions, and by referring to the revised disclosure presented in response to Comment 6, above.

8.
Staff Comment: The Staff suggests the Funds consider adding the current market capitalization range and reconstitution date of the Russell 2000 Index, which the Staff believes would be helpful to a reasonable investor to understand the Funds’ definition of small capitalization securities.

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Response: The Trust responds by making the requested revision.

9.
Staff Comment: Please modify or remove disclosure to the effect that the Funds’ written covered call options provide a level of downside protection, as the Staff considers the current disclosure to be misleading.

Response: The Trust responds by removing the applicable disclosure. However, the Trust believes that it is appropriate to include disclosure indicating that for investors that are holding shares when income is received from a call writing strategy that such income adds to total return and has the potential to reduce the impact of negative market events. The Trust believes that the potential benefits of a call writing strategy have been long established and it is appropriate and necessary to discuss those benefits and the related risks in the prospectus. In addition, in an effort to explain the purpose behind the covered call strategy utilized by the Adviser, the disclosure will be modified to make clear that the Adviser believes that a covered call strategy that sells calls at predictable times and that restricts new purchases to periods immediately prior to the writing of calls by a Fund has the potential to reliably generate income that can add to total return and reduce the impact of negative returns on the Fund’s portfolio.

10.
Staff Comment: Please provide explanation in the Summary Section as to why a shareholder will need to buy and hold shares of the Fund for the entire period of each covered call period in order to realize the full effect of the Fund’s investment strategy.

Response: The Trust responds by removing the disclosure, as it relates to the “targeted outcome” strategy, which has also been deleted from the Prospectus.

11.	Staff Comment: To the extent the Funds may invest in ETFs as a “fund of funds,” please indicate this and include attendant risk disclosures in the discussion of Principal Risks of the Funds.

Response: The Trust responds by making the requested revisions.

12.
Staff Comment: Please clarify disclosure with regard to CBOE FLEX Options to specify the exact type of CBOE FLEX Options that will be used by the Funds, specifying the specific underlying instruments (e.g., equity securities, ETFs, indexes) that the options will be written on.

Response: The Trust responds by indicating that the requested disclosure is already included in this section, as follows: “Options written by the Fund are expected to include Cboe FLexible EXchange® Options (“FLEX Options”) on indexes or equity securities, including ETFs.”

13.	Staff Comment: With regard to the Funds’ written covered call options, please confirm the options will be European style options.

Response: The Trust responds by adding the following disclosure to the discussion of each Fund’s principal investment strategies in the Summary Section:

“The FLEX Options written by the Fund are expected to be “European style” options, meaning that they will be exercisable at the strike price only on the designated expiration date.”

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

14.
Staff Comment: With regard to the disclosure to the effect that “…the Fund may hold cash from new purchases of its shares or cash proceeds it receives when options are exercised, or may invest such cash in money market funds or other similar short-term investments for temporary investment purposes, pending selection of investments by the Adviser in accordance with the Fund’s principal investment strategies,” please clarify what is meant by “pending selection of investments by the Adviser in accordance with the Fund’s principal investment strategies,” and define with specificity what is included in “other similar short-term investments.”

Response: The Trust responds by revising the applicable disclosure to read as follows:

“The Fund may temporarily invest up to 20% of its net assets in cash or money market funds for temporary investment purposes or to meet redemption requests. While under normal market conditions the Fund expects to invest at least 80% of its net assets in equity securities of small capitalization issuers, the Adviser may determine that it is not in the best interest of the Fund to immediately invest cash held by the Fund after an option expires and the equity securities held by the Fund are called away in exchange for cash. The Fund also may invest up to 100% of its assets in cash or money market funds in response to market, political, economic or other conditions for temporary defensive purposes. When the Fund holds cash or invests in money market funds for temporary purposes it may not achieve its investment objective.”

Prospectus – Summary Sections – Principal Risks

15.	Staff Comment: Consider adding leverage risk to this section, as appropriate.

Response: The Trust responds by making the requested revision.

16.	Staff Comment: Consider adding correlation risk to this section, as appropriate.

Response: The Trust responds by making the requested revision.

17.
Staff Comment: With regard to disclosures relating to Derivatives Risk and FLEX Options Risk, please remove generalized disclosure relating to derivatives that does not apply to the specific types of options that the Funds will use, and enhance disclosure related to the covered call options that the Funds will use.  In making such revisions, please ensure disclosure is provided in line with the standards set forth in the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010) (the “Barry Miller Letter”).  Please also modify the “Covered Call Risk” disclosure to remove the indication that the options “may” limit a Fund’s ability to participate in price increases of the underlying securities, and state the risk affirmatively.

Response: The Trust responds by revising the “Derivatives Risk” disclosure, and by combining the Covered Call Option Risk and FLEX Options disclosures.

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

18.	Staff Comment: Consider whether “Large Shareholder Risk” is applicable to the Funds.

Response: The Trust responds by confirming supplementally that “Large Shareholder Risk” is applicable to the Funds.

Prospectus – More Information About the Funds

19.	Staff Comment: Please clarify what is meant by the statement “Subject to certain conditions, a Fund also may invest in money market funds beyond the statutory limits described above.”

Response: The Trust responds by removing the applicable disclosure.

20.	Staff Comment: Please remove the hypothetical illustration from this section, as the Staff believes it is misleading.

Response: The Trust responds by making the requested revision.

21.
Staff Comment: To the extent the strategies described in the paragraph entitled “Temporary investments” are intended to be temporary defensive positions, please revise the paragraph heading to indicate as such.  If these are regular principal investment strategies of the Funds, please revise to correlate to the discussion of the Funds’ principal investment strategies in the Summary Section.

Response: The Trust responds by revising the applicable disclosures to read as follows:

“Temporary investments.  The Fund may temporarily invest up to 20% of its net assets in cash or money market funds for temporary investment purposes or to meet redemption requests. While under normal market conditions each Fund expects to invest at least 80% of its net assets in securities of small capitalization issuers, the Adviser may determine that it is not in the best interest of the Fund to immediately invest cash held by the Fund after an option expires and the equity securities held by the Fund are called away in exchange for cash.

Temporary Defensive Positions. The Fund may invest up to 100% of its assets in cash or money market funds in response to adverse market, economic, political, or other conditions for temporary defensive purposes.  When the Fund holds cash or invests in a money market fund for temporary purposes the Fund may not achieve its investment objective.  To the extent a Fund invests in money market funds there will be some duplication of expenses, as the Fund (and therefore shareholders of the Fund) will bear a pro rata portion of the money market fund’s fees and expenses.”

22.
Staff Comment: Please revise the heading of paragraph entitled “Additional information about the Funds” to clarify if the disclosure contained within relates to the Funds’ principal or non-principal investment strategies, or otherwise.

Response: The Trust responds by moving the disclosure to a different location in the prospectus, as it does not relate to a principal or non-principal strategy of the Funds.

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

23.
Staff Comment: Please confirm all risks disclosed under the sub-heading “Principal Risks of Investing in the Funds” in this section are summarized in the discussion of the Funds’ principal risks in the Summary Section, and make conforming revisions to the disclosures in this section based on the Trust’s response to the Staff’s comments on the discussion of principal risks in the Summary Section.

Response: The Trust responds by confirming all risks are included in this section as are summarized in the Summary Section, and confirms that conforming revisions to such disclosures have been made as requested.

24.
Staff Comment: Please include whether a description of the Fund’s policies and procedures with respect to the disclosure of the Funds’ portfolio holdings is available on the Funds’ website, if applicable, per Item 9(d) of Form N-1A.

Response: The Trust responds by revising the applicable disclosure to note that the policies and procedures may be obtained by accessing the Funds’ SAI on the Funds’ website.

Prospectus – Management of the Funds

25.	Staff Comment: Please describe the investment adviser’s experience as an investment adviser, per Item 10(a)(1)(i) of Form N-1A.

Response: The Trust responds by adding disclosure stating that the Adviser does not currently manage accounts other than the Funds.

26.
Staff Comment: Please consider revising the reference to the “incremental” advisory fee schedule to instead refer to a “breakpoint” fee schedule, in conformity with the terminology used in Item 10(a)(1)(ii)(A) of Form N-1A.

Response: The Trust responds by making the requested revision.

27.
Staff Comment: Please revise the last statement in Mr. Santella’s biography under “Portfolio Manager” to provide a clear description of the portfolio manager’s business experience during the past five years, per the requirements of Item 10(a)(2) of Form N‑1A.

Response: The Trust responds by revising the applicable disclosure to state that since 2011, Mr. Santella has acted as an independent consultant.

Prospectus – Shareholder Information – Pricing of Fund Shares

28.	Staff Comment: Please clarify what is meant by the “applicable price” as used in the third paragraph in this section.

Response: The Trust responds by revising the applicable disclosure to indicate that shares will be processed at NAV.

29.	Staff Comment: Please add a description of the pricing procedures applicable to the Funds’ investments in FLEX options.

Response: The Trust responds by making the requested revision.

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

30.
Staff Comment: Please clarify disclosure in the discussion of Fair Value Pricing to clarify what entity will be providing valuation (e.g. the adviser), and state that the board of trustees will approve all fair valuations and will regularly review and evaluate the accuracy of its fair valuation guidelines.

Response: The Trust responds by making the requested revisions.

31.
Staff Comment: Please include disclosure related to the valuation of the Funds’ investments in ETFs, including that the price of an ETF’s shares is based on Market Price, as required by Item 11(a)(1) of Form N-1A.

Response: The Trust responds by making the requested revision.

32.	Staff Comment: Please remove the description of the valuation of securities of foreign markets, as this is irrelevant to the Funds.

Response: The Trust responds by making the requested revision.

Prospectus – Shareholder Information – General Comments

33.	Staff Comment: Please clarify in this section that acceptance of a purchase request is based on receipt by the Funds or an authorized financial intermediary.

Response: The Trust responds by making the requested revision.

34.
Staff Comment: In the section entitle “Tools to Combat Frequent Transactions,” please describe whether or not the Funds discourage or accommodate frequent purchases and redemptions by shareholders, as required by Item 11(e)(4) of Form N-1A.

Response: The Trust responds by adding the following to this section: “The Funds are intended for long-term investors and discourage frequent purchases and redemptions of Fund shares.”

35.	Staff Comment: Please revise the disclosure under “Suspension of Redemptions” to conform to the specific requirements of the adopting release for Rule 22e-4 under the 1940 Act.

Response: The Trust responds by revising the applicable disclosure to state that the Funds may temporarily suspend the right of redemption or postpone payments for up to seven days under certain emergency circumstances or when the SEC orders a suspension.

Prospectus – Back Cover Page

36.
Staff Comment: Please revise the statement that “the SAI and the Shareholder Reports, when available, will be available free of charge on the Funds’ website” to clarify that the SAI is already available.

Response: The Trust responds by making the requested revision.

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

37.
Staff Comment: With respect to the disclosures related to the ability to obtain reports or other information by writing to the SEC’s Public Reference Room or by electronic request to publicinfo@sec.gov, please clarify that the fee referenced is a duplicating fee, per Item 1(b)(3) of Form N-1A.

Response: The Trust responds by making the requested revision.

SAI – General Comments

38.
Staff Comment: Please confirm all principal investment strategies and risks referenced in the SAI are disclosed in the Prospectus, and clearly describe whether the investment strategies referenced in the SAI are principal or non-principal.

Response: The Trust responds by confirming all principal investment strategies and risks referenced in the SAI are disclosed as such in the Prospectus, and responds further by revising disclosure in the SAI to clarify which strategies disclosed are principal and non-principal.

39.
Staff Comment: Please revise general disclosures related to the use of derivatives and options to specifically address the Funds’ investments in FLEX options, and avoid including disclosures that are overly generalized or related to instruments that the Funds will not use.

Response: The Trust responds by making the requested revision.

40.
Staff Comment: Please consider whether the disclosures related to “Lending” and Borrowing” under the sub-heading entitled “Additional Information Regarding Fundamental Investment Restrictions” are applicable to the Funds.

Response: The Trust responds by stating supplementally that it believes the disclosures to be applicable with the Funds as they relate to the Fundamental Investment Restrictions.

41.
Staff Comment: Please clarify what is meant by the last two statements in the disclosure related to “Concentration” under the sub-heading entitled “Additional Information Regarding Fundamental Investment Restrictions” are applicable to the Funds, and confirm this is not intended to suggest the Funds can change their policy with respect to concentration without approval of shareholders.

Response: The Trust responds by removing the applicable disclosures.

42.
Staff Comment: Please revise the disclosure under the heading entitled “Portfolio Holdings Information” who is responsible for making the determination whether to disclosure portfolio holdings information, making clear any entity that is permitted to authorize such disclosures. Please also revise as applicable to conform to the requirements of Item 16(f) of Form N-1A, including description of the individuals or entities with daily access to the information, a comprehensive listing of ongoing arrangements to provide holdings information, description of such entities’ confidentiality agreements and duty not to trade on portfolio holdings information, and a description of any compensation or other consideration paid to the Fund, the adviser or other party in connection with ongoing arrangements to provide holdings information.

Please note that this letter and other documents are in draft form, and in no way reflect the Trust’s or Fund management’s final intent with respect to the filing discussed herein.

Response: The Trust responds by making revisions to this section to ensure each item enumerated in Item 16(f) of Form N-1A is addressed.

*   *   *   *   *   *

I trust that the above responses and revisions adequately address the Staff’s comments. If you have any additional questions or require further information, please contact the undersigned at (414) 765‑5208.

Very truly yours,

/s/ Rachel Spearo
Rachel Spearo, Secretary
Series Portfolios Trust

CC:     Marco Adelfio, Goodwin Procter LLP